November 20, 2020

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	David Burton Kate Tillan Laura Crotty Dorrie Yale

Re:	Nanobiotix S.A. Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted October 22, 2020 CIK No. 0001760854

Ladies and Gentlemen:

Nanobiotix S.A., a société anonyme organized under the laws of France (“Nanobiotix,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 18, 2020 with respect to Amendment No. 3 to our Draft Registration Statement on Form F-1/A, submitted confidentially on October 22, 2020 (the “Draft Registration Statement”). We are concurrently publicly filing a Registration Statement on Form F-1 (the “Amended Registration Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Registration Statement.

Securities and Exchange Commission
November 20, 2020

Amendment to Draft Registration Statement on Form F-1 filed October 22, 2020

Summary, page 1

1.
We note your response to prior comment 2. Please shorten your bar for the MD Anderson trial for pancreatic cancer as we note from your disclosure that it appears you have only started dosing the first patient in September 2020 and that patient recruitment remains ongoing, or advise. Also clarify your use of the dotted line for Study 312. Please also ensure your pipeline table, as well as other tables in the prospectus, such as your table on page 99, are clearly legible.

Response:

In response to the Staff’s comment, the Company has revised its pipeline tables on pages 4 and 84 of the Amended Registration Statement.

Governing Law/Waiver of Jury Trial, page 188

2.
We note the revised disclosure on page 188 and the form of deposit agreement filed, which indicate that the jury trial waiver now applies to federal securities law claims. Please add a risk factor to the prospectus describing the provision, the risks of the provision or other impacts on shareholders, any uncertainty about enforceability, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.

In response to the Staff’s comment, the Company has added a risk factor regarding the provision on pages 44 and 45 of the Amended Registration Statement.

Additional Changes

In addition to the above-noted changes in response to your comments, the Company has revised the Amended Registration Statement to reorder certain information under the captions “Our Clinical Programs” and “Collaborations and Research Agreements” to highlight MD Anderson’s role as our principal collaboration partner and to provide supplemental disclosure regarding recent developments with respect to its collaboration with PharmaEngine.  As noted in the Amended Registration Statement, in light of the Company’s development priorities, it does not expect such developments with respect to PharmaEngine to have a material impact on the Company’s overall development program.

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Securities and Exchange Commission
November 20, 2020

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at +33 1 40 26 04 70.

Very truly yours,

/s/ Philippe Mauberna

Philippe Mauberna
Chief Financial Officer

cc:	Laurent Levy, Chief Executive Officer, Nanobiotix S.A. Peter E. Devlin, Jones Day